Exhibit 99.1

SGOCO Group, Inc. Announces Pricing of Secondary Public Offering and Listing on the NASDAQ Global Market

BEIJING--(BUSINESS WIRE)-- SGOCO Group, Ltd. (NASDAQ: SGOC), (the “Company” or “SGOCO”), a fast growing branded distributor, designer, and manufacturer of flat panel displays, including LCD monitors, LCD TVs, LED back-light modules and application-specific LCD systems in China, today announced that it priced its secondary public offering of 1.33 million ordinary shares at $5 per share, and that its ordinary shares began trading on the NASDAQ Global Market today under the symbol "SGOC."

I-Bankers Securities, Inc. acted as Bookrunner, and Hudson Securities, Inc. and Joseph Gunnar & Co., LLC acted as co-managers for the offering. The underwriters have been granted a 30-day option to purchase additional shares equivalent to up to 15% of the offering from the Company to cover over-allotments.

SGOCO’s registration statement relating to these securities has been declared effective by the United States Securities and Exchange Commission. This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

The offering of the securities is made only by means of a prospectus forming a part of the effective registration statement. A copy of the prospectus relating to the offering may be obtained by contacting I-Bankers Securities, Inc., 505 Park Avenue, 3rd floor, New York, NY 10022, phone: +1-212-713-0660.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is a fast growing branded distributor, designer and manufacturer of flat panel displays, including LCD monitors, LCD TVs, LED back-light modules and application-specific LCD systems in China. SGOCO is dedicated to providing high quality, branded flat panel display solutions at affordable prices for Chinese consumers and emerging markets worldwide. For more information about SGOCO, please visit http://www.sgocogroup.com.